UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

JAGUAR HEALTH, INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title Class of Securities)

47010C201

(CUSIP Number)

Samuel Robinson

Sagard Capital Partners, L.P.

280 Park Avenue, 3rd Floor West

New York, NY 10017

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 23, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 47010C201

1	Name of Reporting Person: Sagard Capital Partners, L.P. I.R.S. Identification No. of Above Person (Entities Only): 20-3332164

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 49,724,330 Shares*

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 49,724,330 Shares*

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 49,724,330 Shares *

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11): 22.6% **

14	Type of Reporting Person: PN

* Consists of 5,524,926 shares of Series A Convertible Participating Preferred Stock, par value $0.0001 per share, each of which is convertible into voting common stock of the Issuer (as defined herein) at the rate of approximately one share of Series A Convertible Participating Preferred Stock for 9 shares of voting common stock of the Issuer.

** Assumes the conversion of Series A Convertible Participating Preferred Stock into voting common stock of the Issuer and is based on 220,074,494 shares of voting common stock of the Issuer outstanding on April 2, 2018, calculated on an as-converted basis (based on information provided by the Issuer).

CUSIP No. 47010C201

1	Name of Reporting Person: Sagard Capital Partners GP, Inc. I.R.S. Identification No. of Above Person (Entities Only): 20-3331555

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 49,724,330 Shares*

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 49,724,330 Shares*

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 49,724,330 Shares *

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11): 22.6%**

14	Type of Reporting Person: CO

* See footnote on first page.

** See footnote on first page.

CUSIP No. 47010C201

1	Name of Reporting Person: Sagard Capital Partners Management Corp. I.R.S. Identification No. of Above Person (Entities Only): 20-2402055

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 49,724,330 Shares*

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 49,724,330 Shares*

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 49,724,330 Shares *

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11): 22.6%**

14	Type of Reporting Person: CO

* See footnote on first page.

** See footnote on first page

Item 1.                                 Security and Issuer

This Statement of Beneficial Ownership on Schedule 13D (this “Statement”) relates to the voting common stock, $0.0001 par value per share (the “Voting Common Stock”), of Jaguar Health, Inc., a Delaware corporation (the “Issuer”). The Issuer reports that its principal executive offices of the Issuer are located at 201 Mission Street, Suite 2375, San Francisco, California 94105.

Item 2.                                 Identity and Background

(a) – (c) and (f).

The persons filing this Schedule 13D are Sagard Capital Partners, L.P., a Delaware limited partnership (“Sagard”), Sagard Capital Partners GP, Inc., a Delaware corporation (“GP”), and Sagard Capital Partners Management Corp., a Delaware corporation (“Manager,” and together with Sagard and GP, the “Reporting Persons”).

Sagard is the direct owner of the securities of the Issuer reported herein as beneficially owned by each of the Reporting Persons.  Sagard is principally engaged in the business of investing in securities.  GP is the general partner of Sagard and Manager is the investment manager of Sagard.

For each of the Reporting Persons, the principal business address, which also serves as the principal office, is 280 Park Avenue, 3rd Floor West, New York, NY 10017.

As a result of direct and indirect securities holdings, Power Corporation of Canada (“PCC”) and The Desmarais Family Residuary Trust (the “Trust”), which was created on October 8, 2013 under the Last Will and Testament of Paul G. Desmarais, the trustees of which are Paul Desmarais Jr., André Desmarais, Sophie Desmarais, Michel Plessis-Bélair and Guy Fortin, may be deemed to control the Reporting Persons.  Decisions with respect to voting the shares of PCC held directly and indirectly by the Trust are determined by a majority of the trustees, excluding Sophie Desmarais. Exhibit A hereto identifies persons through whom the Trust may be deemed to control PCC and, in turn, Sagard.  PCC, a corporation organized under the laws of Canada, is a diversified management and holding company with its principal place of business at 751 Victoria Square, Montreal (Québec), Canada H2Y 2J3.  The Trust was formed under the laws of Québec and has its address at 759 Square Victoria, Montreal (Québec), Canada H2Y 2J7. Sagard Holdings ULC (“Holdings”), a corporation organized under the laws of Canada, is a limited partner of Sagard and the sole stockholder of Manager and also may be deemed to control the Reporting Persons.  Holdings has its address at 751 Victoria Square, Montreal (Québec), Canada H2Y 2J3.  The filing of this Statement, including the exhibits, shall not be construed as an admission that any of the control relationships enumerated herein actually exist.

The name, citizenship, occupation and principal business address of each of the directors and executive officers of GP and Manager are listed in Exhibit B and the name, citizenship, occupation and principal business address of each of the directors and executive officers of PCC and Holdings, and the trustees of the Trust (other than Sophie Desmarais), are listed in Exhibit C hereto.

(d) – (e).

During the last five years, none of the Reporting Persons, nor any of their respective directors or executive officers, nor any of the persons listed on Exhibit A, Exhibit B or Exhibit C, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Item 3.                                 Source and Amount of Funds or Other Consideration

Pursuant to the Series A Preferred Stock Purchase Agreement (the “Preferred Stock Purchase Agreement”) dated March 23, 2018, between the Issuer and Sagard, on such date Sagard agreed to purchase 5,524,926 shares (the “Purchased Series A Shares”) of the Issuer’s Series A Convertible Participating Preferred Stock, $0.0001 par value per share (the “Preferred Stock”), for an aggregate purchase price of $9,199,001 (the “Private Placement”). All Purchased Series A Shares held by Sagard were acquired with Sagard’s working capital.

Item 4.                                 Purpose of Transaction.

As described in Item 3, on March 23, 2018, Sagard entered into the Preferred Stock Purchase Agreement with the Issuer providing for the Private Placement to Sagard, on the terms and subject to the conditions of the Preferred Stock Purchase Agreement, of 5,524,926 newly issued Purchased Series A Shares, for an aggregate cash purchase price of $9,199,001, which was paid in cash to the Issuer and/or upon its direction and consent, including the payment of certain indebtedness of the Issuer and the payment of Sagard’s legal fees. The closing of the Private Placement occurred on March 23, 2018.

Preferred Stock Purchase Agreement

The Preferred Stock Purchase Agreement provides for customary representations, warranties and covenants among the parties. Among other things, the Preferred Stock Purchase Agreement required that the Issuer (i) file a certificate of designation providing for the rights, preferences and privileges of the Preferred Stock with the Secretary of State of the State of Delaware (the “Certificate of Designation”) and (ii) enter into a Registration Rights Agreement (as defined below) with Sagard providing for the registration of shares of the Voting Common Stock issuable upon conversion of the Purchased Series A Shares (the “Conversion Shares”).

In addition, so long as Sagard or its affiliates own, in the aggregate, no less than 50% or more of the cumulative amount of the Purchased Series A Shares issued in the Private Placement and Conversion Shares, taken together, Sagard and its affiliates have the right to purchase (x) 100% of the first $10 million of any new equity securities or equity-linked securities issued by the Issuer and, thereafter, (y) a pro rata portion of any new equity securities or equity-linked securities that the Issuer may issue from time to time, subject to certain exceptions specified in the Preferred Stock Purchase Agreement, including but not limited to the Issuer’s right to issue an additional $2.0 million of Voting Common Stock within 20 business days of the closing of the Private Placement.

The Purchased Series A Shares are subject to a 12-month lock-up period, which period may be shortened in limited circumstances specified in the Preferred Stock Purchase Agreement.

As set forth below under “Series A Preferred Stock,” the holders of a majority of the outstanding shares of Preferred Stock have board designation rights.  Moreover, at such time as no shares of Preferred Stock are outstanding, and so long as Sagard holds (i) at least 35% of the total number of the Conversion Shares that have been issued upon conversion of all shares of Preferred Stock issued in the Private Placement, Sagard shall be entitled thereunder to nominate two directors of the Issuer (each, a “Series A Director”) and (ii) less than 35% but at least 20% of the total number of the Conversion Shares that have been issued upon conversion of all shares of Preferred Stock issued in the Private Placement, Sagard shall be entitled thereunder to nominate one director of the Issuer.

Notwithstanding the foregoing, the number of Series A Directors shall be reduced to the extent necessary to comply with the Issuer’s obligations, if any, under the rules or regulations of the Nasdaq Stock Market (including Nasdaq Listing Rule 5640). The Preferred Stock Purchase Agreement provides that, if one Series A Director may not be appointed due to compliance with Nasdaq Listing Rule 5640, then Sagard shall be entitled to designate one Board Observer to attend meetings of the Board, the board of directors of any subsidiary of the Issuer and each committee of any of the foregoing as an observer.

The Preferred Stock Purchase Agreement also provides that Sagard has the right to designate at least one non-voting observer (subject to increase to two if at any time two designees of the Purchased Series A Shares and the Conversion Shares are not represented on the Issuer’s Board of Directors (the “Board”)) to attend meetings of the Board, the board of directors of any subsidiary of the Issuer and each committee of any of the foregoing (a “Board Observer”).

Series A Preferred Stock

In conjunction with the Preferred Stock Purchase Agreement, the Issuer adopted and filed with the Secretary of State of the State of Delaware the Certificate of Designation authorizing 5,524,926 shares of Preferred Stock and providing for the rights, preferences and privileges of the Preferred Stock. Any reference to share prices in the below description of the Preferred Stock, including but not limited to the conversion price for the Purchased Stock and the amount of the liquidation preference per share, is subject to adjustment in the event of any stock dividend, stock split, reverse stock split, combination or other similar recapitalization, as further described in the Certificate of Designation.

Dividends

Holders of shares of Preferred Stock are entitled to participate equally and ratably with the holders of shares of Voting Common Stock and the Issuer’s Non-Voting Common Stock, par value $0.0001 per share (the “Non-Voting Common Stock” and, together with the Voting Common Stock, the “Common Stock”) in all dividends paid and distributions made to the holders of Common Stock on the shares of Common Stock on an as converted basis.

Election of Directors and Voting Rights

The holders of a majority of the outstanding shares of Preferred Stock are entitled to elect two (2) members of the Board. Notwithstanding the foregoing, the number of Series A Directors shall be reduced to the extent necessary to comply with the Issuer’s obligations, if any, under the rules or regulations of the Nasdaq Stock Market (including Nasdaq Listing Rule 5640).

To fill one of the two newly created vacancies, the Board appointed Jeffery C. Johnson to serve as a Class III director of the Issuer until the 2018 annual meeting of stockholders or until his successor is elected and qualified.  Mr. Johnson was also appointed by the Board to serve as a member of its Compensation Committee.  Mr. Johnson is a partner at Holdings and an investment manager at Manager.  No decision has yet been made as to the identity of the second Series A Director.

The holders of shares of Preferred Stock have the right to vote with holders of shares of the Voting Common Stock, voting together as one class on all other matters, with each share of Preferred Stock entitling the holder thereof to cast that number of votes per share as is equal to the aggregate number of shares of Voting Common Stock into which it is then convertible, using the market value of the Voting Common Stock on the date of the Preferred Stock Agreement as the conversion price; provided that, at any time prior to the time the Issuer obtains stockholder approval, as required pursuant to Nasdaq Rule 5635(b), no holder (together with such holder’s attribution parties) is permitted to have a number of votes in excess of such aggregate number of votes granted to the holders of 19.99% of the shares of Voting Common Stock then outstanding (including any votes with respect to any shares of Voting Common Stock and Preferred Stock beneficially owned by the holder or such holder’s attribution parties).

Voluntary Conversion

Each share of Preferred Stock is initially convertible into nine shares of Voting Common Stock at an effective conversion price of $0.185 per share (based on an original price per Preferred Share of $1.665), provided that, at any time prior to the time the Issuer obtains stockholder approval, as required pursuant to Nasdaq Rule 5635(b) any conversion of Preferred Stock by a holder into shares of the Voting Common Stock would be prohibited if, as a result of such conversion, the holder, together with such holder’s attribution parties, would beneficially own more than 19.99% of the total number of shares of the Voting Common Stock issued and outstanding after giving effect to such conversion. The conversion price is subject to certain adjustments in the event of any stock dividend, stock split, reverse stock split, combination or other similar recapitalization.

Mandatory Conversion

The shares of Preferred Stock will be mandatorily converted upon the date and time, or the occurrence of an event, specified by vote or written consent of the holders of a majority of the then outstanding shares of Preferred Stock at a conversion price of $0.185 per share.  In each case, shares of Voting Common Stock will be held in abeyance to the extent necessary to satisfy limitations on beneficial ownership as described under “Voluntary Conversion” above.

Optional Redemption

At any time after the first anniversary of the issuance of the Purchased Series A Shares, so long as certain call conditions specified in the Certificate of Designation have been satisfied, the Issuer shall have the right to offer to redeem shares of Preferred Stock at a share price equal to two times the original share issue price of the Purchased Series A Shares. The Issuer is only permitted to exercise this right to redeem two times, the first of which must be for an aggregate redemption price of $9,199,001 and the second of which must be for all remaining shares of Preferred Stock remaining.  If a holder of shares of Purchased Stock fails to accept the Issuer’s redemption offer, such holder’s shares of Preferred Stock shall be automatically converted into shares of Voting Common Stock pursuant to the terms of “Mandatory Conversion” as described above.

Mandatory Redemption

If (i) the Issuer’s consolidated net revenues attributable to the Issuer’s Mytesi products (“Mytesi Revenues”) for the six-month period ended March 31, 2021 are less than $22 million, (ii) the average volume-weighted average price of the Common Stock for the thirty days immediately prior to the Measurement Date (as defined below) is less than $1.00 or (iii) the Issuer fails to file with the U.S. Securities and Exchange Commission (the “SEC”) on or before June 30, 2021 its quarterly report on Form 10-Q for the three months ended March 31, 2021, then the holders of at least a majority of the shares of Preferred Stock then outstanding may require the Issuer to redeem all shares then outstanding at a per share purchase price equal to $2.3057.  For purposes of the foregoing sentence, “Measurement Date” means the later of (x) April 30, 2021 and (y) the date on which the Issuer files its quarterly report on Form 10-Q for the three months ended March 31, 2021 (but in no event later than June 30, 2021).

The mandatory redemption right described above shall terminate if, prior to the Measurement Date, both (i) the Mytesi Revenues for any six-month period ending at the end of a calendar quarter are equal to or exceed $22 million and (ii) the average volume-weighted average price of the Common Stock for the thirty days immediately preceding the end of such calendar quarter is equal to or greater than $1.00.

Fundamental Change

The Certificate of Designation provides the holders of Preferred Stock with a right to require the Issuer to repurchase shares of Preferred Stock at a price to be calculated pursuant to the terms of the Certificate of Designation upon the occurrence of any of the following events (each a “Fundamental Change”):

(X)  (a) any person or “group” (within the meaning of Rules 13d-3 and 13d-5 under the Exchange Act), other than certain “Permitted Holders” (and/or any direct transferee of shares of Preferred Stock from any Permitted Holder) (as defined in the Certificate of Designation), (i) shall have acquired beneficial ownership of more than fifty percent (50%) or more on a fully diluted basis of the voting and/or economic interest in the capital stock of the Issuer  (or surviving entity in a merger or consolidation, if applicable)) or (ii) shall have obtained the power (whether or not exercised) to elect a majority of the members of the Board (or similar governing body); or (b) the occurrence of any “change of control” or similar event under any agreements relating to any indebtedness of the Issuer or its subsidiaries; or

(Y)  except in the case of a Deemed Liquidation Event (as defined in the Certificate of Designation and described below) in which holders of Preferred Stock receive, concurrently with the consummation of such Deemed Liquidation Event, a cash payment pursuant to Sections 2.1 and 2.4 of the Certificate of Designation in full, in an amount equal to the “Fundamental Change Price” as defined in the Certificate of Designation that would otherwise be payable, the Issuer or any of its subsidiaries enters into any transaction of merger or consolidation (except that a person may be merged with or into the Issuer or another wholly-owned subsidiary thereof so long as the Issuer or another wholly-owned subsidiary is the continuing or surviving person), or conveys, sells, leases, subleases (as lessor or sublessor), exchanges, transfers or otherwise disposes of, in one transaction or a series of transactions, all or substantially all of the consolidated business, assets or property of the Issuer and its subsidiaries.

The “Fundamental Change Price” for each share of Preferred Stock, as of any date, shall be calculated as the sum of (i) the amount payable in respect of such share under Section 2.1 of the Certificate of Designation in the event of a “Liquidation Event” as of such date, plus (ii) any and all accrued and unpaid dividends upon the Preferred Stock, whether or not declared, as of the date of the Fundamental Change, plus (iii) the “Participation Amount” as defined in the Certificate of Designation.

Merger or Liquidation

Subject to the Fundamental Change provision described above, under the terms of the Certificate of Designation, upon merger or consolidation resulting in a change of control, sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Issuer or any subsidiary of the Issuer, of substantially all of the assets of the Issuer and its subsidiaries taken as a whole, or the sale or disposition (whether by merger, consolidation or otherwise) of the Issuer’s Subsidiary, Napo Pharmaceuticals, Inc. (or any successor in interest), or one or more other subsidiaries of the Issuer if substantially all of the assets of the Issuer and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries (collectively, a “Deemed Liquidation”), liquidation, dissolution or winding up of the Issuer as determined under the Certificate (collectively, a “Liquidation Event”), each share of Preferred Stock will be entitled to a preference of $1.665 per share (or the equivalent of $0.185 per share on an as-converted to Voting Common Stock basis) plus a participation right described below.  Thereafter, the holders of Common Stock then outstanding shall be entitled to receive an amount per share of Common Stock (in stock or cash as determined under the Certificate of Designation) equal to $0.185 (as adjusted for stock splits, reverse splits, stock dividends, reclassifications, recapitalizations and/or other similar events). Thereafter, all of the remaining assets of the Issuer and/or proceeds from a Deemed Liquidation or Liquidation Event, as applicable, will in general be divided pro rata among the holders of the shares of Preferred Stock and the shares of Common Stock, on an as converted basis (all as more fully specified and calculated under the Certificate of Designation).

Covenants

Pursuant to the terms of the Preferred Stock as provided in the Certificate of Designation, so long as any shares of Preferred Stock are outstanding, the Issuer may not, among other things, without the prior written consent or vote of the holders of at least a majority of the then outstanding shares of Preferred Stock: (a) amend, alter, repeal or waive any provision of the Certificate of Designation, (b) amend, alter or repeal any provision of the Issuer’s charter documents in a manner that would adversely affect the powers, privileges, preferences or rights of the Preferred Stock, (c) create additional classes or series of capital stock having rights, preferences or privileges senior to or pari passu with the Preferred Stock or (d) increase or decrease the authorized number of shares of Preferred Stock.

In addition, so long as Sagard or its affiliates own at least 35% of the shares of Preferred Stock that were originally issued, the Certificate of Designation provides that the Issuer may not, among other things, without the prior written consent or vote of the holders of at least a majority of the then outstanding shares of Preferred Stock: (a) authorize or issue any capital stock of any subsidiary which is not wholly-owned by the Issuer, (b) declare or pay dividends on the Issuer’s equity securities or redeem any of the Issuer’s equity securities, (c) incur, guarantee or assume any indebtedness, subject to certain limited exceptions, (d) grant or incur any lien, subject to certain limited exceptions, (e) enter into any transaction for the acquisition of all or substantially of the equity interests or assets of another person, subject to certain limited exceptions (f) make any investments, subject to certain limited exceptions or (g) enter into any transactions with the Issuer’s affiliates, subject to certain limited exceptions.

Registration Rights Agreement

In connection with the Private Placement, the Issuer entered into a Registration Rights Agreement with Sagard (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, Sagard and any transferee or assignee to whom Sagard or such transferee or assignee assigns its rights under the Registration Rights Agreement (collectively, the “Investors”) is entitled to certain shelf and “piggyback” registration rights with respect to the Conversion Shares, subject to the limitations set forth in the Registration Rights Agreement. Pursuant to the Registration Rights Agreement, the Issuer will file a registration statement on Form S-3 with the SEC no later than the earlier of (i) ninety (90) days prior to the first anniversary of the closing of the Private Placement and (ii) thirty (30) days after the occurrence of an event described in Section 4.2(c) of the Preferred Stock Purchase Agreement (such event, an “Early Filing Trigger”), to register for resale the Conversion Shares, and any additional shares of Common Stock as may become issuable with respect to such securities as a result of stock splits, stock dividends or similar transactions (the “Registrable Securities”). The Issuer agreed to use its reasonable best efforts to have such registration statement declared effective by the SEC no later than the earlier of (1) the first anniversary of the of the closing of the Private Placement and (2) sixty (60) days after an Early Filing Trigger.  The Registration Rights Agreement contains other provisions, including administrative procedures, indemnification provisions, penalties for the Issuer’s failure to perform, and other customary provisions.

Services Agreement

On March 23, 2018, the Issuer entered into a management services agreement with Manager, pursuant to which Manager will provide certain consulting and management advisory services to the Issuer over a three-year period (the “Initial Term”) for an annual fee of $450,000, which fees will be paid in equal installments over the Initial Term beginning in the second year of the Initial Term (the “Services Agreement”).  The Services Agreement may be terminated earlier than the initial three-year term (i) upon mutual consent of the parties, (ii) by either party following a breach of the Services Agreement by the other party that remains uncured following 30 days’ written notice thereof, (iii) in Manager’s sole discretion with 10 day’s prior written notice, or (iv) upon the consummation of a Deemed Liquidation (so long as all accrued and unpaid fees payable thereunder as of such termination have been paid in full) or a Fundamental Change in which all of the Issuer’s shares of Preferred Stock are repurchased by the Issuer.

The foregoing is a summary of the terms of the Preferred Stock Purchase Agreement, the Certificate of Designation, the Registration Rights Agreement and the Services Agreement, and does not purport to be complete. This summary is qualified in its entirety by reference to the full text of each of the Preferred Stock Purchase Agreement, the Certificate of Designation, the Registration Rights Agreement and the Services Agreement, all of which are incorporated by reference herein as Exhibits hereto.

Other

The Reporting Persons acquired the securities reported in this Statement for the purpose of acquiring a significant equity position in the Issuer.

The Reporting Persons may in the future acquire additional shares of Preferred Stock, Common Stock or other securities of the Issuer or may dispose of any or all of their shares of Preferred Stock, Common Stock or other securities of the Issuer in open-market transactions or privately negotiated transactions from time to time depending upon an ongoing evaluation of the shares of Preferred Stock, Common Stock, the Issuer, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons, the Issuer’s reactions to the discussions below and/or other considerations.

Also, the Reporting Persons may engage in communications with one or more shareholders of the Issuer, one or more officers or employees of the Issuer, one or more members of the board of directors of the Issuer (and/or committees thereof) and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations, business, results, plans, strategy, existing and new markets and customers, budgets, prospects, ownership structure, management team composition, board composition (which could include the idea that a representative(s) of the Reporting Persons be nominated or elected to the board of directors of the Issuer) and management.  The Reporting Persons may discuss ideas that are consistent with, that complement, or that diverge from, the Issuer’s current and future strategy and initiatives.  The Reporting Persons may discuss ideas that, if effected, may result in acquisitions by persons of additional securities of the Issuer, an extraordinary corporate transaction involving the Issuer, changes in the Issuer’s capitalization and/or changes in the board of directors or management of the Issuer.

Except to the extent the foregoing may be deemed a plan or proposal, and except as contained in the agreements filed as exhibits to this Schedule 13D or as has been publicly announced by the Issuer or the Reporting Persons, or as may be proposed by a Series A Director in his or her capacity as a director of the Issuer, or by such Board with the participation of one or more Series A Directors, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons reserve the right in the future to formulate any such plans or proposals, and to take any actions with respect to their investments in the Issuer, including any or all of the actions described in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.         Interest in the Securities of the Issuer.

(a)               The Reporting Persons beneficially own in the aggregate 49,724,330 shares of Voting Common Stock issuable upon the conversion of Preferred Stock. Sagard directly holds the 5,524,926 shares of Preferred Stock.  None of the other Reporting Persons directly holds any of the securities or shares of Series A Preferred Stock or shares of Common Stock disclosed in this Statement.

Based on information provided by the Issuer, there are 220,074,494 shares of Voting Common Stock outstanding on April 2, 2018, including shares of Voting Common Stock issuable upon conversion of outstanding Non-Voting Common Stock of the Issuer, which became convertible into Voting Common Stock on April 1, 2018.  The Reporting Persons beneficially own 5,524,926 shares of Preferred Stock, which are currently convertible into an aggregate of 49,724,330 Shares pursuant to the terms of the Certificate of Designation. As a result, on an as-converted basis, the Reporting Person may be deemed to beneficially own 22.6% of the outstanding shares of Voting Common Stock (on an as-converted basis).

In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998) (the “Release”) this filing reflects the securities beneficially owned by PCC and certain of its subsidiaries, including Sagard.  The filing does not reflect securities beneficially owned, if any, by any subsidiaries of PCC whose ownership of securities is disaggregated from that of PCC in accordance with the Release.

The beneficial ownership of shares of Voting Common Stock (on an as-converted basis) reflected in the remainder of this Item 5, and in the cover pages, reflect beneficial ownership as of March 23, 2018.

(b)               Sole power to vote or direct the vote:  0

Shared power to vote or direct the vote: 49,724,330 shares of Voting Common Stock

Sole power to dispose or to direct the disposition:  0

Shared power to dispose or direct the disposition: 49,724,330 shares of Voting Common Stock

The power to vote or direct the vote or to dispose or direct the disposition of the shares of Preferred Stock and/or shares of Voting Common Stock issuable upon conversion thereof reported herein is shared among the Reporting Persons.

(c)                Other than as described in this Schedule 13D, no Reporting Person has effected any transaction in the Common Stock during the past 60 days.

(d)               Not applicable.

(e)  Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Item 4 for a description of the Preferred Stock Purchase Agreement, the Certificate of Designation, and the Registration Rights Agreement, all of which are listed as exhibits hereto. The Preferred Stock Purchase Agreement, the Certificate of Designation and the Registration Rights Agreement are incorporated herein by reference.

Other than the foregoing, no Reporting Person is aware of any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to the securities of the Issuer required to be described herein.

Item 7.                                 Material to be Filed as Exhibits.

Exhibit A	Persons Who may be Deemed to Control the Reporting Persons

Exhibit B	Executive Officers and Directors of Sagard Capital Partners GP, Inc. and Sagard Capital Partners Management Corp.

Exhibit C	Executive Officers and Directors of Power Corporation of Canada, Sagard Holdings ULC, and the Trustees of the Trust

Exhibit D	Preferred Stock Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K dated March 27, 2018 (the “Form 8-K”))

Exhibit E	Certificate of Designation (incorporated by reference to Exhibit 3.1 to the Form 8-K)

Exhibit F	Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to the Form 8-K)

Exhibit G	Services Agreement (incorporated by reference to Exhibit 10.4 to the Form 8-K)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 2, 2018	SAGARD CAPITAL PARTNERS, L.P.

	By:	Sagard Capital Partners GP, Inc., its general partner

	By:	/s/ Samuel Robinson
		Name:	Samuel Robinson
		Title:	President

SAGARD CAPITAL PARTNERS GP, INC.

	By:	/s/ Samuel Robinson
		Name:	Samuel Robinson
		Title:	President

SAGARD CAPITAL PARTNERS MANAGEMENT CORP.

	By:	/s/ Samuel Robinson
		Name:	Samuel Robinson
		Title:	President

EXHIBIT A

Persons who may be Deemed to Control the Reporting Persons

Set forth below is the (i) name, (ii) principal business address and (iii) place of organization of each person who may be deemed, for purposes of this Statement, to control the Reporting Persons.

(i)	4190297 Canada Inc.
(ii)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(iii)	Canada

(i)	Sagard Holdings ULC
(ii)	Suite 2600, 595 Burrard Street, Vancouver, British Columbia, Canada V7X IL3
(iii)	British Columbia

(i)	Power Corporation of Canada
(ii)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(iii)	Canada

(i)	Pansolo Holding Inc.
(ii)	961 Churchill Avenue, Sudbury, Ontario, Canada P3A 4A3
(iii)	Canada

EXHIBIT B

Executive Officers and Directors of Sagard Capital Partners GP, Inc.

Set forth below is the (i) name, (ii) title, (iii) country of citizenship, (iv) principal occupation, (v) principal business address, (vi) ownership of Shares (if any) and (vii) transactions in Shares during the past 60 days (if any) of each of the executive officers and directors of Sagard Capital Partners GP, Inc.

(i)	Samuel Robinson
(ii)	Director and Executive Officer (President)
(iii)	United States and United Kingdom
(iv)	Managing Director, Sagard Capital Partners, L.P.
(v)	280 Park Avenue, 3rd Floor West, New York, NY 10017
(vi)	None
(vii)	None

(i)	Paul Desmarais, III
(ii)	Director and Executive Officer (Executive Chairman)
(iii)	Canada
(iv)	Senior Vice-President, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Denis Le Vasseur
(ii)	Director
(iii)	Canada
(iv)	Vice-President and Controller, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Sacha Haque
(ii)	Executive Officer (Secretary)
(iii)	Canada
(iv)	General Counsel & Secretary, Sagard Holdings ULC
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Gregory Tretiak
(ii)	Director
(iii)	Canada
(iv)	Executive Vice President and Chief Financial Officer, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Amaury de Seze
(ii)	Director
(iii)	France
(iv)	Vice Chairman, Power Financial Corporation
(v)	24 Avenue Marnix, 1000 Brussels, Belgium
(vi)	None
(vii)	None

(i)	Adam Vigna
(ii)	Executive Officer (Chief Investment Officer)
(iii)	Canada
(iv)	Vice-President, Power Corporation of Canada
(v)	161 Bay Street, Suite 500, Toronto (Ontario), Canada M5J 2S1
(vi)	None
(vii)	None

(i)	Greg Martinsen
(ii)	Executive Officer (Assistant Treasurer and Controller)
(iii)	United States
(iv)	Chief Financial Officer, Sagard Capital Partners Management Corp.
(v)	280 Park Avenue, 3rd Floor West, New York, NY 10017
(vi)	None
(vii)	None

(i)	Colin Hall
(ii)	Director
(iii)	United States
(iv)	Head of Investments, Groupe Bruxelles Lambert
(v)	24 Avenue Marnix, 1000 Brussels, Belgium
(vi)	None
(vii)	None

Executive Officers and Directors of Sagard Capital Partners Management Corp.

Set forth below is the (i) name, (ii) title, (iii) country of citizenship, (iv) principal occupation, (v) principal business address, (vi) ownership of Shares (if any) and (vii) transactions in Shares during the past 60 days (if any) of each of the executive officers and directors of Sagard Capital Partners Management Corp.

(i)	Samuel Robinson
(ii)	Director and Executive Officer (President)
(iii)	United States and United Kingdom
(iv)	Managing Director, Sagard Capital Partners, L.P.
(v)	280 Park Avenue, 3rd Floor West, New York, NY 10017
(vi)	None
(vii)	None

(i)	Paul Desmarais, III
(ii)	Director and Executive Officer (Executive Chairman)
(iii)	Canada
(iv)	Senior Vice-President, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Denis Le Vasseur
(ii)	Director
(iii)	Canada
(iv)	Vice-President and Controller, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Sacha Haque
(ii)	Executive Officer (Secretary)
(iii)	Canada
(iv)	General Counsel & Secretary, Sagard Holdings ULC
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Gregory D. Tretiak
(ii)	Director
(iii)	Canada
(iv)	Executive Vice-President and Chief Financial Officer, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Amaury de Seze
(ii)	Director
(iii)	France
(iv)	Vice Chairman, Power Financial Corporation
(v)	24 Avenue Marnix, 1000 Brussels, Belgium
(vi)	None

(vii)	None

(i)	Adam Vigna
(ii)	Executive Officer (Chief Investment Officer)
(iii)	Canada
(iv)	Vice-President, Power Corporation of Canada
(v)	161 Bay Street, Suite 500, Toronto (Ontario), Canada M5J 2S1
(vi)	None
(vii)	None

(i)	Greg Martinsen
(ii)	Executive Officer (Chief Financial Officer)
(iii)	United States
(iv)	Chief Financial Officer, Sagard Capital Partners Management Corp.
(v)	280 Park Avenue, 3rd Floor West, New York, NY 10017
(vi)	None
(vii)	None

(i)	Colin Hall
(ii)	Director
(iii)	United States
(iv)	Head of Investments, Groupe Bruxelles Lambert
(v)	24 Avenue Marnix, 1000 Brussels, Belgium
(vi)	None
(vii)	None

EXHIBIT C

Executive Officers and Directors of Power Corporation of Canada

Set forth below is the (i) name, (ii) title, (iii) country of citizenship, (iv) principal occupation, (v) principal business address, and (vi) ownership of Shares (if any) and (vii) transactions in Shares during the past 60 days (if any) of each of the executive officers and directors of Power Corporation of Canada.

(i)	Pierre Beaudoin
(ii)	Director
(iii)	Canada
(iv)	Chairman of the Board, Bombardier Inc.
(v)	800 René-Lévesque Blvd. West, 29th Floor, Montréal (Québec), Canada H3B 1Y8
(vi)	None
(vii)	None

(i)	Marcel R. Coutu
(ii)	Director
(iii)	Canada
(iv)	Director, Brookfield Asset Management, Inc.
(v)	335 8th Avenue S.W., Suite 1700, Calgary (Alberta), Canada T2P 1C9
(vi)	None
(vii)	None

(i)	Christian Noyer
(ii)	Director
(iii)	France
(iv)	Honorary Governor, Banque de France
(v)	9, rue de Valois, 75001 Paris, France
(vi)	None
(vii)	None

(i)	André Desmarais
(ii)	Director and Executive Officer
(iii)	Canada
(iv)	Deputy Chairman, President and Co-Chief Executive Officer, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Paul Desmarais, Jr.
(ii)	Director and Executive Officer
(iii)	Canada
(iv)	Chairman and Co-Chief Executive Officer, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Anthony R. Graham
(ii)	Director
(iii)	Canada
(iv)	Vice-Chairman, Wittington Investments, Limited
(v)	22 St. Clair Avenue East, Suite 2001, Toronto (Ontario), Canada M4T 2S7

(vi)	None
(vii)	None

(i)	Isabelle Marcoux
(ii)	Director
(iii)	Canada
(iv)	Chair of the Board, Transcontinental Inc.
(v)	1 Place Ville-Marie, Suite 3240, Montréal (Québec), Canada H3B 0G1
(vi)	None
(vii)	None

(i)	R. Jeffrey Orr
(ii)	Director
(iii)	Canada
(iv)	President and Chief Executive Officer, Power Financial Corporation
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Michel Plessis-Bélair
(ii)	Executive Officer
(iii)	Canada
(iv)	Vice-Chairman, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	J. David A. Jackson
(ii)	Director
(iii)	Canada
(iv)	Partner Emeritus and Senior Counsel, Blake, Cassels & Graydon LLP
(v)	199 Bay Street, Suite 4000, Commerce Court W., Toronto (Ontario), Canada M5L 1A9
(vi)	None
(vii)	None

(i)	T. Timothy Ryan, Jr.
(ii)	Director
(iii)	United States of America
(iv)	Company Director
(v)	10295 Collins Avenue, Unit 404, Bal Harbour, FL, USA 33154
(vi)	None
(vii)	None

(i)	Emoke J.E. Szathmáry
(ii)	Director
(iii)	Canada
(iv)	President Emeritus, University of Manitoba
(v)	70 Dysart Road, Room 112, Winnipeg (Manitoba), Canada R3T 2M6
(vi)	None
(vii)	None

(i)	Gregory D. Tretiak
(ii)	Executive Officer

(iii)	Canada
(iv)	Executive Vice-President and Chief Financial Officer, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Claude Genéréux
(ii)	Executive Officer
(iii)	Canada
(iv)	Executive Vice-President, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Pierre Larochelle
(ii)	Executive Officer
(iii)	Canada
(iv)	Vice-President, Investments, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Stéphane Lemay
(ii)	Executive Officer
(iii)	Canada
(iv)	Vice-President, General Counsel and Secretary, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Luc Reny
(ii)	Executive Officer
(iii)	Canada
(iv)	Vice-President, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Arnaud Vial
(ii)	Executive Officer
(iii)	Canada
(iv)	Senior Vice-President, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Gary A. Doer
(ii)	Director
(iii)	Canada
(iv)	Company Director
(v)	28 Algonquin Avenue, Winnipeg (Manitoba), Canada R2G 2H3
(vi)	None
(vii)	None

(i)	Paul Desmarais, III
(ii)	Executive Officer
(iii)	Canada
(iv)	Senior Vice-President, Power Corporation of Canada and Power Financial Corporation
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Olivier Desmarais
(ii)	Executive Officer
(iii)	Canada
(iv)	Senior Vice-President, Power Corporation of Canada and Power Financial Corporation
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Denis Le Vasseur
(ii)	Executive Officer
(iii)	Canada
(iv)	Vice-President and Controller, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

Executive Officers and Directors of Sagard Holdings ULC

Set forth below is the (i) name, (ii) title, (iii) country of citizenship, (iv) principal occupation, (v) principal business address, (vi) ownership of Shares (if any) and (vii) transactions in Shares during the past 60 days (if any) of each of the executive officers and directors of Sagard Holdings ULC.

(i)	Paul Desmarais, III
(ii)	Director and Executive Officer (Executive Chairman)
(iii)	Canada
(iv)	Senior Vice-President, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Denis Le Vasseur
(ii)	Director
(iii)	Canada
(iv)	Vice-President and Controller, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Samuel Robinson
(ii)	Executive Officer (President)
(iii)	United States and United Kingdom
(iv)	Managing Director, Sagard Capital Partners, L.P.
(v)	280 Park Avenue, 3rd Floor West, New York, NY 10017
(vi)	None
(vii)	None

(i)	Sacha Haque
(ii)	Executive Officer (General Counsel and Secretary)
(iii)	Canada
(iv)	General Counsel & Secretary, Sagard Holdings ULC
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Adam Vigna
(ii)	Executive Officer (Chief Investment Officer)
(iii)	Canada
(iv)	Vice-President, Power Corporation of Canada
(v)	161 Bay Street, Suite 500, Toronto (Ontario), Canada M5J 2S1
(vi)	None
(vii)	None

(i)	Greg Martinsen
(ii)	Executive Officer (Assistant Treasurer)
(iii)	United States
(iv)	Chief Financial Officer, Sagard Capital Partners Management Corp.
(v)	280 Park Avenue, 3rd Floor West, New York, NY 10017
(vi)	None
(vii)	None

Trustees of The Desmarais Family Residuary Trust

Set forth below is the (i) name, (ii) title, (iii) country of citizenship, (iv) principal occupation, (v) principal business address, and (vi) ownership of Shares (if any) and (vii) transactions in Shares during the past 60 days (if any) of each of the trustees of The Desmarais Family Residuary Trust, other than Sophie Desmarais.

(i)	Paul Desmarais, Jr.
(ii)	Trustee
(iii)	Canada
(iv)	Chairman and Co-Chief Executive Officer, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	André Desmarais
(ii)	Trustee
(iii)	Canada
(iv)	Deputy Chairman, President and Co-Chief Executive Officer, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Michel Plessis-Bélair
(ii)	Trustee
(iii)	Canada
(iv)	Vice-Chairman, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Guy Fortin
(ii)	Trustee
(iii)	Canada
(iv)	Attorney
(v)	759 Square Victoria, Montréal (Québec), Canada H2Y 2J7
(vi)	None
(vii)	None